RIGHTS AGENCY AND CUSTODIAL AGREEMENT

THIS AGREEMENT MADE as of the [•] day of [•], [•].

B E T W E E N:

Kingsway Financial Services Inc, a corporation incorporated under the laws of the Province of Ontario,

(the "Company")

‑ and ‑

COMPUTERSHARE INVESTOR SERVICES INC., a company existing under the laws of Canada,

(the "Agent")

WHEREAS the Company has resolved to issue Rights (as hereinafter defined);

AND WHEREAS the Rights are to be issued to all Common Shareholders (as hereinafter defined) but delivered only to certain Common Shareholders;

AND WHEREAS Computershare Investor Services Inc. acts as registrar and transfer agent for the Common Shares (as hereinafter defined);

AND WHEREAS the Company desires that the Agent act as (a) registrar and transfer agent for the Rights, (b) custodian of monies tendered upon exercise of the Rights and (c) custodian of Rights of Non-Qualified Shareholders (as hereinafter defined);

AND WHEREAS the foregoing recitals and statements of fact are made by the Company and not by the Agent.
NOW THEREFORE, in consideration of the mutual covenants herein set forth, the parties agree as follows:

1.    Definitions

1.01    In this Agreement, the following terms have the meaning ascribed thereto below:

(a)	"Additional Shares" means the Common Shares available for subscription after the initial exercise of the Rights;

(b)	"Additional Subscription Privilege" means the privilege of Qualified Shareholders to subscribe for Additional Shares after the exercise of all of their Rights;

(c)	"Agreement" means this agreement;

(d)	"CDS" means CDS Clearing and Depository Services Inc.;

(e)	"CDSX" means the clearing and settlement system utilized by CDS and its participants;

(f)	“DTC” means the Depositary Trust Company

(g)	“ATOP” means the Automated Tender Offer Program

(h)	"Common Shareholders" means the registered holders of Common Shares as of the Record Date, as shown on the register of holders of Common Shares maintained by the transfer agent for the Common Shares;

(i)	"Common Shares" means the common shares in the capital of the Company;

(j)	"Expiry Date" means [•];

(k)	"Record Date" means as at the close of business on [•];

(l)	"Rights" means rights to purchase Common Shares;

(m)	"Rights Certificates" means certificates representing Rights;

(n)	"Rights Offering Circular" means the rights offering circular dated [•]; and

(o)
"Subscription Funds" means any and all monies tendered by Qualified Shareholders of Rights for the purchase of Common Shares, which monies must be in the form of a certified cheque, bank draft or money order payable to the Agent.

2.    Appointment of Registrar and Transfer Agent

2.01     The Agent is hereby appointed as registrar and transfer agent for the Rights and the Agent hereby accepts such appointment upon the terms hereinafter set forth.

2.02     The Agent shall keep the Company's register of Rights, register of transfers of Rights and supply of unissued Rights Certificates. Subject to such instructions as may be from time to time given by the Company in writing, the Agent shall:

(a)	subject to (b) and (c) below, issue Rights to all of the Common Shareholders and enter the issuance of such Rights on the Company's register of Rights;

(b)	forward the Rights Offering Circular, the Rights Certificate(s) issued to each Shareholder, a covering letter (if provided by the Company) and a return envelope addressed to the Agent;

(c)     record transfers of Rights and cancel Rights Certificates surrendered upon such transfers;

(d)
accept for exercise Rights along with Subscription Funds and cancel the Rights Certificates presented. Subject to Section 8.01, the Company shall have full discretion to determine whether any type of exercise of Rights has been properly made and the Company has the absolute right to determine whether to accept or reject any category of exercise not in proper form;

(e)	accept subscriptions for Additional Shares, along with Subscription Funds, pursuant to the exercise of the Additional Subscription Privilege

(f)
in the event that any Common Shares remain available for subscription on the Expiry Date after the exercise of the Rights and the Additional Subscription Privilege, advise the Company of the number of Common Shares which remain available;

(g)
until the Expiry Date, make such entries from time to time in the register of Rights and register of transfers of Rights as may be necessary in order that the account of each holder of Rights may be properly and accurately kept;

(h)
supply the Company from time to time as requested in writing with lists of holders of Rights as shown on the register of Rights showing the name and last known address of each holder and the number of Rights held by each holder;

(i)
forward certificates representing the Common Shares subscribed for and purchased pursuant to the exercise of Rights, including under the Additional Subscription Privilege, to the relevant subscriber within five (5) business days after the Expiry Date (provided that the Agent shall have no obligation to forward such certificates unless the Agent has been provided with such certificates in advance by the transfer agent for the Common Shares); and

(j)
send to each holder of Rights exercising the Additional Subscription Privilege who remitted funds in excess of their ultimate allocation of Additional Shares, a cheque representing the amount of such excess funds (without interest or deduction).

2.03         The Agent may destroy any and all unissued Rights Certificates after the Expiry Date.

2.04        All Rights Certificates surrendered to the Agent for cancellation shall be held by it for a period of six (6) years. The Agent shall not be required to hold such certificates after the expiry of such period, and may thereafter destroy such certificates without notice to the Company. The Company agrees to instruct the Agent from time to time as to the earlier disposal, if any, to be made of such Rights Certificates. Any storage expenses incurred for retaining custody of the Rights Certificates and related records in connection with the services hereunder shall be at the sole expense of the Company.

2.05        The Company hereby authorizes and directs the Agent to use the CDSX. The Company acknowledges and accepts that the use of CDSX by a CDS participant (in accordance with the provisions of the CDS Participant Rules) shall satisfy the terms of the Rights offering as to the execution and delivery of a Rights Certificate by the CDS participant, without such participant physically completing and surrendering such Rights Certificate.

2.06        The Company hereby authorizes and directs the Agent to use ATOP. The Company acknowledges and accepts that the use of ATOP by a DTC participant (in accordance with the provisions of the DTC Participant Rules) shall satisfy the terms of the Rights offering as to the execution and delivery of a Rights Certificate by the DTC participant, without such participant physically completing and surrendering such Rights Certificate.

3.    Tax Matters
3.01        The Company shall be solely responsible for all tax processing relating to or arising from the duties or actions contemplated by this Agreement, including evaluation, reporting, remittance, filing, and issuance of tax slips, tax forms, summaries and reports, except as is specifically delegated to the Agent pursuant to this Agreement or as may be agreed subsequently, in writing by the parties. The Agent shall process only such tax matters as have been specifically delegated to it pursuant to this Agreement or as may be agreed subsequently, and, in so doing, the Agent does not undertake to carry out any inquiry, evaluation, reporting, remittance, filing or issuance of tax slips, summaries and reports necessarily incidental thereto, which shall remain the sole responsibility of the Company. The Agent shall be entitled to rely upon and assume, without further inquiry or verification, the accuracy and completeness of any tax processing information, documentation or instructions received by the Agent, directly or indirectly, from or on behalf of the Company or the shareholder. It is agreed that any direction must be supplied to the Agent prior to processing any entitlement or filing.

5.    Appointment of Custodian

5.01     The Agent is hereby appointed as custodian for the receipt and holding of the Subscription Funds and the Agent hereby accepts such appointment.

6.    Delivery of Subscription Funds

6.01     Any Subscription Funds which may be received by the Company directly from Shareholders will be promptly delivered or paid over to the Agent.

6.02     After the later of (a) the Expiry date, (b) the calculation and tabulation by the Agent of all presented subscriptions and (c) the receipt by the Agent of the certificates for the Common Shares, the Subscription Funds shall be paid by the Agent to the Company.

6.03     Any payment made under Section 6.01 or 6.02 shall be made by wire or certified cheque or other arrangements as may be agreeable by the Agent. Notwithstanding the aforementioned, all payments in excess of $25 million must be made by electronic transfer, rather than by cheques, bank drafts or other, traditional, paper-based payment items.

7.    Covenants by the Company

7.01    The Company covenants with the Agent that:

(a)    the Company shall promptly give notice to the Agent of any and all changes to the terms and conditions of the Rights which the Company may resolve to make from time to time and the Company shall prepare and execute any and all documents required to amend this Agreement pursuant to any such changes made;

(b)    the Company shall review and provide written sign-off as to the accuracy of, and its acceptance of, the prorated calculation of the Additional Subscription, if any, prior to the issuing of any Common Shares distributable; and

(c)    the Company shall provide to the transfer agent for the Common Shares a treasury direction to the transfer agent for the Common Shares that are required to be issued pursuant to the Rights Offering Circular.

8.    Replacement of Lost Rights Certificates

8.01        In the case of the loss, theft or destruction of any Rights Certificate, the Company approves the Blanket Lost Instrument Bond Program, including the Waiver of Probate provision and authorizes the Agent to use such program on the Company's behalf. Before a replacement certificate shall be issued, the Agent must receive: (a) evidence satisfactory to the Agent of the loss, theft or destruction of such certificate; and (b) an indemnity bond satisfactory to the Agent.

9.    Liability and Indemnification

9.01        The Agent shall not be liable for any action taken or omitted to be taken by the Agent under or in connection with this Agreement, except for losses caused by the Agent's bad faith, wilfull misconduct or gross negligence.

9.02        The Company hereby agrees to indemnify and hold harmless the Agent, its affiliates, their current and former directors, officers, employees and agents, from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same results from gross negligence, wilful misconduct or bad faith on the part of the Agent

9.03        Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

9.04        Notwithstanding any other provision of this Agreement, any liability of the Agent shall be limited, in the aggregate, to the amount of fees paid by the Company to the Agent under this Agreement.

9.05        The provisions of this Article 9 shall survive indefinitely, including the removal of, or resignation by, the Agent and the termination of this Agreement.

9.06        The Agent shall retain the right not to act and shall not be liable for refusing to act unless it has received clear instructions and/or documentation and sufficient time to give effect to such instructions and/or documentation. The Agent shall retain the right not to act and shall not be liable for refusing to act due to a lack of information or for any other reason whatsoever, the Agent, in its sole judgment, determines that such act might cause the Agent to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Agent, in its sole judgment, determine at any time that the Agent acting under this Agreement has resulted in the Agent being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then the Agent shall have the right to resign on 10 days written notice to the Company, provided (a) that the Agent's written notice shall describe the circumstances of such non-compliance; and (b) that if such circumstances are rectified to the Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

10.        Concerning the Agent

10.01        In acting as Agent, the Agent:

(a)
may rely upon any instrument, certificate, report, direction, instruction, request, waiver, consent, receipt or other paper or document believed by the Agent to be genuine and to have been signed or presented by the proper person(s) and the Agent shall be under no duty to make any investigation or inquiry as to any signature or statement contained therein, but may accept the same as having been properly given and as conclusive evidence of the truth and accuracy of any statements therein contained;

(b)
shall be under no obligation to prosecute or defend any action or suit in respect of its agency relationship under this Agreement, but will do so at the request of the Company provided that the Company furnishes indemnity and funding satisfactory to the Agent against any liability, cost or expense which might be incurred; and

(c)	shall have no duties or obligations except as expressly

provided in this Agreement.

11.    Legal Advice and Appointment of Agents

11.01    The Agent may, at its discretion and as it reasonably requires for the purpose of discharging its duties or determining its rights hereunder, refer any matter to the Company, the Company's legal counsel, or the legal counsel for the Agent, for direction and advice, and may retain consultants, experts, advisors, agents or agencies, brokers or organizations, including organizations related to the Agent. All costs and expenses incurred pursuant to this Section shall be at the expense of the Company. The Agent shall be entitled to act and rely upon, and shall be fully protected in acting and relying upon, the services and advice provided pursuant to this Section.

12.    Notices

12.01     Any notice or communication to be given by one party to this Agreement to the other shall be in writing and delivered or sent, by courier, by personal delivery, by first class insured mail, by email, or by facsimile transmission to the following address:

If to the Agent:

Computershare Investor Services Inc.
100 University Avenue, 8th floor
Toronto, ON M5J 2Y1

Attention: Project Manager, Client Services
Facsimile Number: [•]

If to the Company:

C/O Kingsway America Inc
150 Pierce Road, 6th Floor
Itasca, IL 60107, USA

    Attention: General Counsel
Facsimile Number: [•]
or to such other address as the party to whom such notice or communication is to be given shall have last designated to the party giving the same in the manner specified in this Section 12.01. Any such notice or communication shall be deemed to have been given and received by the addressee: (a) if sent by courier or personal delivery, upon actual delivery; (b) if sent by mail, five (5) business days after posting; and (c) if sent by facsimile transmission, or (d) via email upon the same business day if given during the ordinary business hours of the addressee, or the next following business day if given outside of such hours.

13.    Force Majeure

13.01        Except for the payment obligations of the Company contained herein, neither party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.
14.    Fees and Expenses

14.01        The Company shall pay the Agent for the above-mentioned services and for all additional services required to fulfill its obligations hereunder or provided in connection herewith in accordance with Schedule “A” attached hereto, which fees are subject to revision by the Agent from time to time on thirty (30) days' written notice, and shall reimburse the Agent for all costs and expenses. Without limiting the generality of the foregoing and notwithstanding any other provision of this Agreement or of any tariff or schedule of fees, the Company agrees to pay the Agent such additional compensation, costs and expenses as are agreed between the parties to be warranted by any additional time, effort and/or responsibility incurred or expended by the Agent in order to comply with any laws it may be subject to as Agent hereunder, including without limitation, unclaimed property legislation.
14.02        The Company shall pay the Agent the fees and expenses within thirty (30) days of the date of the Agent's invoice. The Company acknowledges that late payment may be subject to interest charges as indicated on the invoice. All amounts so payable and the interest thereon will be payable out of any assets in the possession of the Agent in priority to amounts owing to any other persons.
14.03        The Company agrees that the fees of the Agent are confidential information. As such, the Company agrees not to disclose such fees to a third party without the Agent's prior written consent, save and except for disclosure (a) to the Company's professional advisors, held to strict confidence and (b) as required or otherwise compelled by law. The registration statement filed on Form S-3 will disclose a lump sum fee.
14.04        In the event the Company defaults in its payment obligations to the Agent hereunder, the Agent shall have the right, commencing thirty (30) days following written notification to the Company of such default and unless such default has been remedied, to immediately suspend service or terminate this Agreement, subject to the Agent's rights and recourses under this Agreement or applicable law.

15.        General

15.01         It is understood and agreed that any benefits accruing to the holders of Rights at any time are held by each and every holder as against the Company alone. In all respects, subject to Section 5.02 hereof, the Agent shall act as agent of the Company in the execution of duties assumed hereunder.

15.02        Time shall be of the essence of this Agreement.

15.03         This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

15.04         This Agreement shall be constructed in accordance with the laws of the Province of [•] and the federal laws of Canada applicable therein. Each party accedes and submits to the jurisdiction of the courts of the Province of [•] and all courts of appeal therefrom.

15.05         The insertion of headings and the division of this Agreement into Articles, Sections, Subsections and Schedules are not to be considered part of this Agreement and are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents hereof.
15.06        This Agreement may be executed in several counterparts and evidenced by a facsimile or an email copy of an original execution page bearing the signature of each party, each of which when so executed shall be deemed to be an original, and such counterparts, email or facsimile copies thereof together shall comprise one and the same instrument and, notwithstanding their date of execution, shall be deemed to bear the date as of the date first above written.
15.07        This Agreement shall not be assigned by either of the parties hereto without the prior written consent of the other

15.08        The Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it. In no event shall the Agent expend or risk its own funds or otherwise incur financial liability in the performance of its duties or in the exercise of any of its rights or powers hereunder.

15.09        All dollar references in this Agreement are in Canadian dollars.

15.10        This Agreement and the schedule(s) attached hereto constitute the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof, except as specifically set forth herein. No amendment, supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby.

15.11        The Company hereby represents that any account to be opened by the Agent, and any money, securities or other assets to be held by the Agent, in connection with this Agreement, for or to the credit of the Company, are not intended to be used by or on behalf of any party other than the Company.

15.12        Words importing the singular number only shall include the plural and vice versa.

[15.13        The parties hereto confirm that it is their wish that this Agreement as well as all other documents relating hereto, including notices, have been and shall be drawn up in English. Les parties aux présentes confirment leur consentement à ce que cette convention de même que tous les documents, ainsi que tout avis s'y rattachant, soient rédigés en anglais.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

[•]

Per:
I have the authority to bind the Company

COMPUTERSHARE INVESTOR SERVICES INC.

Per:
I have the authority to bind the Company

Per:
I have the authority to bind the Company

SCHEDULE“A”